Exhibit 99.1

Brussels – 28 July 2022 - 7:00am CET	Regulated and inside information[1]

Anheuser-Busch InBev Reports Second

Quarter 2022 Results

Continued momentum with double-digit top-line growth

“Our business delivered sustained profitable growth. Our volume increased by 3.4%, our top-line by 11.3% and EBITDA by 7.2%. The relentless execution of our strategy, the strength of our brands and accelerated digital transformation enabled us to meet the moment in an ongoing dynamic operating environment.” - Michel Doukeris, CEO

Total Revenue

+ 11.3%

Revenue increased by 11.3% in 2Q22 with revenue per hl growth of 7.5% and by 11.5% in HY22 with revenue per hl growth of 7.9%.

9.7% increase in combined revenues of our global brands, Budweiser, Stella Artois and Corona, outside of their respective home markets in 2Q22, and 7.9% in HY22.

Approximately 55% of our revenue now through B2B digital platforms with the monthly active user base of BEES reaching 2.9 million users as of 30 June 2022.

Over 385 million USD of revenue and over 16 million ecommerce orders generated by our direct-to-consumer ecosystem in 2Q22.

Total Volume

+3.4%

In 2Q22, total volumes grew by 3.4%, with own beer volumes up by 2.7% and non-beer volumes up by 8.2%. In HY22, total volumes grew by 3.1% with own beer volumes up by 2.4% and non-beer volumes up by 7.1%.

Normalized EBITDA

+ 7.2%

In 2Q22 normalized EBITDA of 5 096 million USD represents an increase of 7.2% with normalized EBITDA margin contraction of 127 bps to 34.5%. In HY22, normalized EBITDA increased by 7.5% to 9 583 million USD and normalized EBITDA margin contracted by 122 bps to 34.2%. Normalized EBITDA figures of HY22 and HY21 include an impact of 201 million USD and 226 million USD from tax credits in Brazil. For more details, please see page 10.

Underlying Profit

1 468 million USD

Underlying profit (normalized profit attributable to equity holders of AB InBev excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 1 468 million USD in 2Q22 compared to 1 507 million USD in 2Q21 and was 2 672 million USD in HY22 compared to 2 606 million USD in HY21.

Underlying EPS

0.73 USD

Underlying EPS was 0.73 USD in 2Q22, a decrease from 0.75 USD in 2Q21 and was 1.33 USD in HY22, an increase from 1.30 USD in HY21.

Net Debt to EBITDA

3.86x

Net debt to normalized EBITDA ratio was 3.86x at 30 June 2022 compared to 3.96x at 31 December 2021.

The 2022 Half Year Financial Report is available on our website at www.ab-inbev.com.

1The enclosed information constitutes inside information as defined in Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market. For important disclaimers and notes on the basis of preparation, please refer to page 16.

ab-inbev.com	Press release – 28 July 2022 – 1

Management comments

Continued momentum with double-digit top-line growth

We delivered top-line growth of 11.3%, comprised of 3.4% volume and 7.5% revenue per hl growth, driven by revenue management initiatives, ongoing premiumization and expansion of the beer category across most of our key markets supported by increased investment in our brands. EBITDA increased by 7.2% despite anticipated commodity and supply chain cost headwinds.

At the recent 2022 Cannes Lions International Festival of Creativity, we were awarded 50 Lions, a record high for our company.

Consistent execution of our strategy

We continue to execute on and invest in three key strategic pillars to deliver consistent growth and long-term value creation.

Lead and grow the category:

This quarter we delivered volume growth in more than 60% of our markets with total volume growth of 3.4%.

Digitize and monetize our ecosystem:

BEES is now live in 18 markets and has reached 2.9 million monthly active users as of 30 June 2022, a 7% increase versus 1Q22. BEES Marketplace is now live in 12 countries with 40% of BEES customers now also Marketplace buyers.

Optimize our business:

We continued to deleverage with our net debt to normalized EBITDA ratio decreasing from 3.96x at 31 December 2021 to 3.86x for the 12-month period ending 30 June 2022. Gross debt reduced by $5.5 billion USD in HY22.

Lead and grow the category We are executing on five proven and scalable levers to drive category expansion:

•   Inclusive Category: In 2Q22, participation of consumers with our portfolio increased in the majority of our key markets, according to our estimates, driven by brand, pack and liquid innovations. For example, in Colombia we further scaled our local easy-drinking lager brand, Costeña Bacana, with growth driven primarily by legal drinking age consumers between 18-24 years old. In Brazil, the combination of our digital direct-to-consumer (DTC) platform, Zé Delivery, and 300ml returnable glass bottles are driving in-home consumption.

•   Core Superiority: In 2Q22, our mainstream portfolio continued to outperform the industry across most of our key markets according to our estimates and delivered high-single digit revenue growth, led by particularly strong performances in Brazil, Mexico and Colombia.

ab-inbev.com	Press release – 28 July 2022 – 2

•   Occasions Development: Our global brand Stella Artois grew revenue by 7.7% outside of its home market, led by the focus on meal occasions in key markets such as Brazil and Colombia. We continue to grow our non-alcoholic beer portfolio with the successful expansion of Corona Sunbrew in Canada.

•   Premiumization: Our above core portfolio grew revenue by approximately 12% this quarter, led by continued double-digit growth of Michelob ULTRA in the US and Mexico and expansion of Spaten in Brazil. Our global brands grew revenue by 9.7% outside of their home markets, led by Corona with 18.2% and Stella Artois with 7.7%. Budweiser grew by 6.1%, despite the impact of COVID-19 restrictions in China, the brand’s largest market.

•   Beyond Beer: Our global Beyond Beer business contributed over 425 million USD of revenue in the quarter. In the US, within the spirits-based-ready-to-drink segment, our portfolio continued to grow ahead of the industry led by Cutwater and NÜTRL vodka seltzer. In South Africa, Brutal Fruit and Flying Fish delivered continued double-digit volume growth.

Digitize and monetize our ecosystem

•   Digitizing our relationships with our more than 6 million customers globally: In 2Q22, the BEES platform captured approximately 7.4 billion USD in gross merchandise value (GMV) with over 24 million orders placed, growth of over 60% and 40% respectively versus 2Q21. Our e-commerce platform for sales of third party products, BEES Marketplace, is now live in 12 countries with 40% of BEES customers now also Marketplace buyers.

•   Leading the way in DTC solutions: Our omni-channel direct-to-consumer (DTC) ecosystem of digital and physical DTC products generated revenue of approximately 385 million USD in 2Q22. Our digital DTC brands generated over 16 million orders in the quarter, led by Zé Delivery in Brazil and the continued expansion of our on demand platform in 10 additional markets in Latin America.

Optimize our business

In HY22, we continued to efficiently allocate resources across our operations. This enabled further investment behind the organic growth of our business with over 5.3 billion USD in capex and sales and marketing, focused on capacity and capabilities to lead and grow the category, marketing creativity and accelerating digital transformation. Our gross debt reduced from 88.8 billion USD as of 31 December 2021 to 83.3 billion USD as of 30 June 2022, leading to a net debt to EBITDA ratio of 3.86x. Our net interest expense decreased by 134 million USD versus HY21, principally as a result of our gross debt reduction efforts.

Advancing our ESG priorities

We continue to advance our ESG agenda. In June, we commenced operations in our first EverGrain facility in St. Louis, upcycling barley used in the brewing process into high quality, sustainable protein ingredients with an annual capacity of 7 thousand tons. To drive sustainable innovation at scale, this quarter we brought together more than 250 supply chain partners with the launch of our global collaboration initiative Eclipse and, along with our CPG partners, we hosted the 3rd annual demo day of our 100+ Accelerator program. During the event, 34 startups showcased solutions to our sustainability challenges across water stewardship, climate action, smart agriculture, circular packaging and upcycling.

Creating a future with more cheers

Our business continues to build momentum and deliver consistent profitable growth even in the context of the ongoing dynamic operating environment. Our best-in-class portfolio of brands, accelerated digital transformation and global ecosystem provide a unique platform that positions us well to lead and grow the beer category and drive superior long-term value creation.

ab-inbev.com	Press release – 28 July 2022 – 3

2022 Outlook

(i)

Overall Performance: We expect our EBITDA to grow in-line with our medium-term outlook of between 4-8% and our revenue to grow ahead of EBITDA from a healthy combination of volume and price. The outlook for FY22 reflects our current assessment of the scale and magnitude of the COVID-19 pandemic, which is subject to change as we continue to monitor ongoing developments.

(ii)

Net Finance Costs: Net pension interest expenses and accretion expenses are expected to be in the range of 170 to 200 million USD per quarter, depending on currency and interest rate fluctuations. We expect the average gross debt coupon in FY22 to be approximately 4.0%. Net finance costs will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

(iii)

Effective Tax Rates (ETR): We expect the normalized ETR in FY22 to be in the range of 28% to 30%, excluding any gains and losses relating to the hedging of our share-based payment programs. The ETR outlook does not consider the impact of potential future changes in legislation.

(iv)	Net Capital Expenditure: We expect net capital expenditure of between 4.5 and 5.0 billion USD in FY22.

ab-inbev.com	Press release – 28 July 2022 – 4

Figure 1. Consolidated performance (million USD)
	2Q21	2Q22	Organic
			growth
Total Volumes (thousand hls)	144 845	149 729	3.4%
AB InBev own beer	128 625	131 107	2.7%
Non-beer volumes	15 299	17 544	8.2%
Third party products	921	1 079	17.2%
Revenue	13 539	14 793	11.3%
Gross profit	7 819	7 997	4.9%
Gross margin	57.8%	54.1%	-329 bps
Normalized EBITDA	4 846	5 096	7.2%
Normalized EBITDA margin	35.8%	34.5%	-127 bps
Normalized EBIT	3 655	3 811	6.0%
Normalized EBIT margin	27.0%	25.8%	-123 bps

Profit attributable to equity holders of AB InBev	1 862	1 597
Normalized profit attributable to equity holders of AB InBev	1 911	1 519
Underlying profit attributable to equity holders of AB InBev	1 507	1 468

Earnings per share (USD)	0.93	0.79
Normalized earnings per share (USD)	0.95	0.75
Underlying earnings per share (USD)	0.75	0.73

	HY21	HY22	Organic
			growth
Total Volumes (thousand hls)	280 398	289 074	3.1%
AB InBev own beer	247 635	251 692	2.4%
Non-beer volumes	31 243	35 488	7.1%
Third party products	1 519	1 894	24.7%
Revenue	25 832	28 027	11.5%
Gross profit	14 869	15 243	6.1%
Gross margin	57.6%	54.4%	-277 bps
Normalized EBITDA	9 114	9 583	7.5%
Normalized EBITDA margin	35.3%	34.2%	-122 bps
Normalized EBIT	6 768	7 105	7.1%
Normalized EBIT margin	26.2%	25.4%	-100 bps

Profit attributable to equity holders of AB InBev	2 458	1 692
Normalized profit attributable to equity holders of AB InBev	2 924	2 860
Underlying profit attributable to equity holders of AB InBev	2 606	2 672

Earnings per share (USD)	1.23	0.84
Normalized earnings per share (USD)	1.46	1.42
Underlying earnings per share (USD)	1.30	1.33

ab-inbev.com	Press release – 28 July 2022 – 5

Figure 2. Volumes (thousand hls)
	2Q21	Scope	Organic	2Q22	Organic growth
			growth		Total Volume	Own beer volume
North America	28 115	-	-754	27 361	-2.7%	-2.9%
Middle Americas	34 916	13	2 847	37 775	8.2%	9.5%
South America	33 465	80	2 876	36 421	8.6%	6.2%
EMEA	22 875	22	-59	22 838	-0.3%	-0.6%
Asia Pacific	25 205	1	-109	25 097	-0.4%	-0.2%
Global Export and Holding Companies	269	-116	85	238	55.7%	58.5%
AB InBev Worldwide	144 845	-	4 885	149 729	3.4%	2.7%
.
	HY21	Scope	Organic	HY22	Organic growth
			growth		Total Volume	Own beer volume
North America	53 252	-	-1 804	51 448	-3.4%	-3.0%
Middle Americas	67 980	22	4 022	72 024	5.9%	7.0%
South America	71 929	151	4 735	76 815	6.6%	3.7%
EMEA	40 540	29	2 392	42 962	5.9%	5.7%
Asia Pacific	46 081	1	-698	45 385	-1.5%	-1.5%
Global Export and Holding Companies	615	-204	29	440	6.9%	6.4%
AB InBev Worldwide	280 398	-	8 676	289 074	3.1%	2.4%

ab-inbev.com	Press release – 28 July 2022 – 6

Key Market Performances

United States: Continued top-line growth with flattish bottom-line

●	Operating performance:

o

2Q22: Revenue grew by 2.7% with revenue per hl growing by 5.5% driven by revenue management initiatives and continued premiumization. Sales-to-wholesalers (STWs) were down by 2.7%. Sales-to-retailers (STRs) declined by 3.4%, estimated to be below the industry. EBITDA declined by 0.5%.

o	HY22: Revenue grew by 2.4%. STWs declined by 3.2%, with revenue per hl growth of 5.8%. Our STR’s declined by 3.9%. EBITDA declined by 0.2%.

●

Commercial highlights: The beer industry remained resilient even in the context of a higher inflationary environment. Despite underperforming the industry, we remain confident in our commercial strategy to rebalance our portfolio toward faster growing segments. Our above core beer and spirits-based ready-to-drink portfolios outperformed the industry, led by Michelob ULTRA which grew by double-digits and Cutwater and NÜTRL vodka seltzer which grew strong double-digits.

Mexico: Double-digit top- and bottom-line growth

●	Operating performance:

o

2Q22: Revenue grew by high-teens with revenue per hl growth of high-single digits driven primarily by revenue management initiatives. Our volumes grew by high-single digits, outperforming the industry, supported by ongoing channel and portfolio expansion and the phasing impact of a later Easter. EBITDA grew by mid-teens.

o	HY22: Revenue grew by mid-teens with volumes growing by mid-single digits and revenue per hl growing by high-single digits. EBITDA grew by low-teens.

●

Commercial highlights: Our performance was driven by ongoing portfolio development, channel expansion, and digital transformation. Our core brands delivered high-single digit volume growth and our above core portfolio once again grew by double-digits, led by Modelo and Michelob ULTRA. We continue to expand our distribution footprint, with the opening of over 150 new Modelorama stores and the continuation of the OXXO rollout, expanding into approximately 800 additional stores. Over 60% of our BEES customers are now also BEES Marketplace buyers.

Colombia: Double-digit top-line and high-single digit bottom-line growth

●	Operating performance:

o

2Q22: Revenue grew by high-twenties with low-teens revenue per hl growth, primarily driven by revenue management initiatives and premiumization. Our volumes grew by mid-teens, driven by the execution of our category expansion levers and supported by a favorable comparable. EBITDA grew by high-single digits, negatively impacted by a loss from the disposal of non-core assets.

o	HY22: Revenue grew by mid-twenties with volume increasing more than 10% and revenue per hl growth of low-teens. EBITDA grew by mid-teens.

●

Commercial highlights: We continue to grow the beer category, again delivering a new record high per capita consumption this quarter. Our premium and super premium portfolio reached an all-time high volume, delivering over 40% volume growth led by our global brands and local premium brand, Club Colombia. More than 30% of our BEES customers are now also BEES Marketplace buyers.

ab-inbev.com	Press release – 28 July 2022 – 7

Brazil: Double-digit top- and bottom-line growth

●	Operating performance:

o

2Q22: Revenue grew by 26.8%, with volume growth of 10.4% and revenue per hl growth of 14.9%. Our beer volumes once again outperformed the industry according to our estimates, growing by 8.5%. Non-beer volumes grew by 16.2%. Our performance was driven by the consistent execution of our strategic priorities, continued recovery of out of home consumption occasions and channel expansion. EBITDA grew by 34.3%.

o	HY22: Total volume grew by 7.9% with beer volumes up by 5.2% and non-beer volumes up by 16.5%. Revenue increased by 21.6%, with revenue per hl growth of 12.7%. EBITDA grew by 15.0%.

●

Commercial highlights: Our premium and super premium brands delivered volume growth of more than 20% this quarter. Our core portfolio continued its momentum, increasing volumes low-teens, and we continued to invest behind developing our core plus brands. Over 60% of our BEES customers are now also BEES Marketplace buyers. Our digital DTC platform, Zé Delivery, fulfilled almost 15 million orders in 2Q22, and has reached 4.2 million monthly active users.

Europe: High-single digit top- and double-digit bottom-line growth

●	Operating performance:

o

2Q22: Revenue grew by high-single digits, with low-single digit volume and high-single digit revenue per hl growth, supported by revenue management initiatives, ongoing premiumization and continued on-premise recovery. EBITDA grew by more than 10%. Versus 2Q19, top-line grew by mid-single digits despite on-premise volumes still not fully recovering to pre-pandemic levels.

o	HY22: Revenue grew by low-teens with high-single digit revenue per hl and low-single digit volume growth. EBITDA increased by mid-teens.

●

Commercial highlights: Our growth this quarter was led by our global and super premium brands, which delivered high-single digit revenue growth. Our DTC product, PerfectDraft, expanded the active shopper base by more than 25% versus 2Q21.

South Africa: High-single digit top-line and double-digit bottom-line growth

●	Operating performance:

o

2Q22: Revenue grew by 7.6%, with 7.5% revenue per hl growth and flat volumes, below the industry according to our estimates as our operations were impacted by significant production constraints in April and May due to floods impacting our Prospecton brewery. EBITDA grew by low double-digits.

o	HY22: Revenue grew by double-digits with high-single digit revenue per hl and low-teens increase in volume. EBITDA grew by mid-twenties.

●

Commercial highlights: Underlying demand for our portfolio remains strong. The premium, super premium and Beyond Beer portfolios led our growth this quarter, all delivering a double-digit revenue increase. Our leading core brands delivered continued revenue growth. Driven by BEES, digital channels now represent 91% of our revenues.

ab-inbev.com	Press release – 28 July 2022 – 8

China: Industry impacted by COVID-19 restrictions with gradual improvement throughout the quarter

●	Operating performance:

o

2Q22: The total industry declined mid-single digits due to COVID-19 restrictions. The restrictions disproportionately impacted our key regions and sales channels, resulting in a 6.5% total volume decline, underperforming the industry according to our estimates. The operating environment gradually improved throughout the quarter resulting in volume growth of high-single digits in June year-over-year. In 2Q22, revenue per hl grew by 1.5% resulting in a total revenue decline of 5.1%. EBITDA declined by 11.8%.

o	HY22: Volumes declined by 5.5% and revenue per hl grew by 2.4%, leading to total revenue decline of 3.3%. EBITDA declined by 6.5%.

●

Commercial highlights: Underlying consumer demand for our brands remained strong. As restrictions eased in June, both our premium and super premium portfolios returned to volume growth increasing by double-digits.

Highlights from our other markets

●	Canada: Total revenue grew by low-single digits. Our beer volume outperformed a soft industry this quarter, led by our core portfolio which grew revenue by mid-single digits.

●

Peru: We delivered double-digit top-line growth in 2Q22 with a balance of mid-twenties volume and over 10% revenue per hl growth, driven by ongoing portfolio transformation, route to market expansion and supported by continued post COVID-19 recovery. Over 50% of BEES customers are now also BEES Marketplace buyers.

●

Ecuador: We delivered mid-thirties top-line growth with a volume increase of low-twenties this quarter, supported by continued expansion of the beer category and post COVID-19 recovery. 60% of BEES customers are now also BEES Marketplace buyers.

●	Argentina: Revenue grew by double-digits in 2Q22, driven primarily by revenue management initiatives in a highly inflationary environment, with flattish volumes.

●

Africa excluding South Africa: In Nigeria, our top-line grew by 25% this quarter, driven by revenue management initiatives, though volumes were lower due to ongoing supply chain constraints. In other key markets, we continue to see strong consumer demand for our brands with double-digit volume and revenue growth in 2Q22 in Tanzania, Zambia and Uganda.

●

South Korea: Volumes grew by high-single digits in 2Q22, supported by further market share gains in both the on-premise and in-home channels and continued improvement in the operating environment. Revenue per hl increased by high-single digits resulting in double-digit revenue growth.

ab-inbev.com	Press release – 28 July 2022 – 9

Consolidated Income Statement

Figure 3. Consolidated income statement (million USD)
	2Q21	2Q22	Organic growth
Revenue	13 539	14 793	11.3%
Cost of sales	-5 720	-6 796	-19.9%
Gross profit	7 819	7 997	4.9%
SG&A	-4 511	-4 500	-4.1%
Other operating income/(expenses)	347	314	3.4%
Normalized profit from operations (normalized EBIT)	3 655	3 811	6.0%
Non-underlying items above EBIT	-150	-9
Net finance income/(cost)	-755	-1 217
Non-underlying net finance income/(cost)	64	36
Share of results of associates	69	74
Income tax expense	-702	-721
Profit	2 182	1 975
Profit attributable to non-controlling interest	319	378
Profit attributable to equity holders of AB InBev	1 862	1 597

Normalized EBITDA	4 846	5 096	7.2%
Normalized profit attributable to equity holders of AB InBev	1 911	1 519
.
	HY21	HY22	Organic growth
Revenue	25 832	28 027	11.5%
Cost of sales	-10 963	-12 784	-18.7%
Gross profit	14 869	15 243	6.1%
SG&A	-8 571	-8 616	-5.3%
Other operating income/(expenses)	470	478	9.3%
Normalized profit from operations (normalized EBIT)	6 768	7 105	7.1%
Non-underlying items above EBIT	-217	-105
Net finance income/(cost)	-2 047	-2 282
Non-underlying net finance income/(cost)	-299	14
Share of results of associates	100	129
Non-underlying share of results of associates	—	-1 143
Income tax expense	-1 231	-1 244
Profit	3 074	2 474
Profit attributable to non-controlling interest	616	782
Profit attributable to equity holders of AB InBev	2 458	1 692

Normalized EBITDA	9 114	9 583	7.5%
Normalized profit attributable to equity holders of AB InBev	2 924	2 860

Consolidated other operating income/(expenses) in HY22 increased by 9.3% primarily driven by higher government grants. In HY22, Ambev recognized 201 million USD income in other operating income related to tax credits (HY21: 226 million USD). The net impact is presented as a scope change and does not affect the presented organic growth rates.

ab-inbev.com	Press release – 28 July 2022 – 10

Non-underlying items above EBIT & Non-underlying share of results of associates

(million USD)

Figure 4. Non-underlying items above EBIT & Non-underlying share of results of associates (million USD)
	2Q21	2Q22	HY21	HY22
COVID-19 costs	-31	-4	-54	-13
Restructuring	-64	-14	-97	-51
Business and asset disposal	24	10	14	6
Acquisition costs / Business combinations	-6	-	-6	-
AB InBev Efes related costs	-	-1	-	-47
Zenzele scheme	-73	-	-73	-
Non-underlying items in EBIT	-150	-9	-217	-105
Non-underlying share of results of associates	-	-	-	-1 143

EBIT excludes negative non-underlying items of 9 million USD in 2Q22 and 105 million USD in HY22.

Non-underlying share of results of associates includes the non-cash impairment of 1 143 million USD the company recorded on its investment in AB InBev Efes in 1Q22.

Net finance income/(cost)

Figure 5. Net finance income/(cost) (million USD)
	2Q21	2Q22	HY21	HY22
Net interest expense	-903	-838	-1 817	-1 683
Net interest on net defined benefit liabilities	-19	-19	-37	-37
Accretion expense	-142	-185	-265	-336
Mark-to-market	441	35	348	162
Net interest income on Brazilian tax credits	71	65	76	113
Other financial results	-204	-275	-353	-501
Net finance income/(cost)	-755	-1 217	-2 047	-2 282

Net finance costs in HY22 and HY21 were positively impacted by the mark-to-market gain on the hedging of our share-based payment programs. The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 6 below.

Figure 6. Share-based payment hedge
	2Q21	2Q22	HY21	HY22
Share price at the start of the period (Euro)	53.75	54.26	57.01	53.17
Share price at the end of the period (Euro)	60.81	51.36	60.81	51.36
Number of equity derivative instruments at the end of the period (millions)	55.0	55.0	55.0	55.0

ab-inbev.com	Press release – 28 July 2022 – 11

Non-underlying net finance income/(cost)

Figure 7. Non-underlying net finance income/(cost) (million USD)
	2Q21	2Q22	HY21	HY22
Mark-to-market	360	29	283	134
Early termination fee of Bonds and Other	-295	7	-582	-120
Non-underlying net finance income/(cost)	64	36	-299	14

Non-underlying net finance cost in HY22 and HY21 includes mark-to-market gains on derivative instruments entered into to hedge the shares issued in relation to the Grupo Modelo and SAB combinations.

The number of shares covered by the hedging of the deferred share instrument and the restricted shares are shown in figure 8, together with the opening and closing share prices.

Figure 8. Non-underlying equity derivative instruments
	2Q21	2Q22	HY21	HY22
Share price at the start of the period (Euro)	53.75	54.26	57.01	53.17
Share price at the end of the period (Euro)	60.81	51.36	60.81	51.36
Number of equity derivative instruments at the end of the period (millions)	45.5	45.5	45.5	45.5

Income tax expense

Figure 9. Income tax expense (million USD)
	2Q21	2Q22	HY21	HY22
Income tax expense	702	721	1 231	1 244
Effective tax rate	24.9%	27.5%	29.3%	26.3%
Normalized effective tax rate	25.6%	29.9%	27.3%	27.2%
Normalized effective tax rate before MTM	30.2%	30.3%	29.5%	28.2%

The increase in normalized ETR excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs in 2Q22 compared to 2Q21 and the decrease in HY22 compared to HY21 is driven by country mix.

Figure 10. Normalized Profit attributable to equity holders of AB InBev (million USD)
	2Q21	2Q22	HY21	HY22
Profit attributable to equity holders of AB InBev	1 862	1 597	2 458	1 692
Net impact of non-underlying items on profit	50	-78	466	1 168
Normalized profit attributable to equity holders of AB InBev	1 911	1 519	2 924	2 860
Underlying profit attributable to equity holders of AB InBev	1 507	1 468	2 606	2 672

Both normalized and underlying profit attributable to equity holders in 2Q21 and HY21 were positively impacted by 123 million USD, and in 2Q22 and HY22 by 115 million USD and 152 million USD respectively, after tax and non-controlling interest related to tax credits in Brazil.

Basic, normalized and underlying EPS

Figure 11. Earnings per share (USD)
	2Q21	2Q22	HY21	HY22
Basic earnings per share	0.93	0.79	1.23	0.84
Net impact of non-underlying items on profit	0.02	-0.05	0.24	0.58
Normalized earnings per share	0.95	0.75	1.46	1.42
Underlying earnings per share	0.75	0.73	1.30	1.33
Weighted average number of ordinary and restricted shares (million)	2 004	2 012	2 004	2 012

Normalized EPS in 2Q22 and 2Q21 included a mark-to-market gain on the hedging of our share-based payment programs of 0.02 USD and 0.22 USD respectively. Normalized EPS in HY22 and HY21 included a mark-to-market gain on the hedging of our share-based payment programs of 0.08 USD and 0.17 USD respectively.

ab-inbev.com	Press release – 28 July 2022 – 12

Figure 12. Key components - Normalized Earnings per share in USD
	2Q21	2Q22	HY21	HY22
Normalized EBIT before hyperinflation	1.82	1.90	3.39	3.55
Hyperinflation impacts in normalized EBIT	-	-0.01	-0.01	-0.02
Normalized EBIT	1.82	1.90	3.38	3.53
Mark-to-market (share-based payment programs)	0.22	0.02	0.17	0.08
Net finance cost	-0.60	-0.62	-1.20	-1.21
Income tax expense	-0.37	-0.39	-0.64	-0.65
Associates & non-controlling interest	-0.13	-0.15	-0.26	-0.32
Normalized EPS	0.95	0.75	1.46	1.42
Mark-to-market (share-based payment programs)	-0.22	-0.02	-0.17	-0.08
Hyperinflation impacts in EPS	0.02	-0.01	0.02	-0.01
Underlying EPS	0.75	0.73	1.30	1.33
Weighted average number of ordinary and restricted shares (million)	2 004	2 012	2 004	2 012

Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 13. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	2Q21	2Q22	HY21	HY22
Profit attributable to equity holders of AB InBev	1 862	1 597	2 458	1 692
Non-controlling interests	319	378	616	782
Profit	2 182	1 975	3 074	2 474
Income tax expense	702	721	1 231	1 244
Share of result of associates	-69	-74	-100	-129
Non-underlying share of results of associates	-	-	-	1 143
Net finance (income)/cost	755	1 217	2 047	2 282
Non-underlying net finance (income)/cost	-64	-36	299	-14
Non-underlying items above EBIT	150	9	217	105
Normalized EBIT	3 655	3 811	6 768	7 105
Depreciation, amortization and impairment	1 191	1 286	2 345	2 477
Normalized EBITDA	4 846	5 096	9 114	9 583

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) non-underlying share of results of associates; (v) net finance cost; (vi) non-underlying net finance cost; (vii) non-underlying items above EBIT; and (viii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

ab-inbev.com	Press release – 28 July 2022 – 13

Financial position

Figure 14. Cash Flow Statement (million USD)
	HY21	HY22
Operating activities
Profit of the period	3 074	2 474
Interest, taxes and non-cash items included in profit	6 062	7 015
Cash flow from operating activities before changes in working capital and use of provisions	9 134	9 489

Change in working capital	-1 327	-3 339
Pension contributions and use of provisions	-258	-195
Interest and taxes (paid)/received	-3 696	-3 823
Dividends received	86	50
Cash flow from operating activities	3 939	2 182

Investing activities
Net capex	-2 104	-1 939
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	-203	-44
Net proceeds from sale/(acquisition) of other assets	98	66
Cash flow from investing activities	-2 209	-1 917

Financing activities
Dividends paid	-1 382	-1 276
Net (payments on)/proceeds from borrowings	-7 999	-3 452
Payment of lease liabilities	-256	-286
Sale/(purchase) of non-controlling interests and other	-470	-378
Cash flow from financing activities	-10 107	-5 392

.
Net increase/(decrease) in cash and cash equivalents	-8 377	-5 128

HY22 recorded a decrease in cash and cash equivalents of 5 128 million USD compared to a decrease of 8 377 million USD in HY21, with the following movements:

•

Our cash flow from operating activities reached 2 182 million USD in HY22 compared to 3 939 million USD in HY21. The decrease was primarily driven by changes in working capital for HY22 compared to HY21 as 2021 figures were impacted by lower capital expenditure and bonus accruals in 2020. In addition, changes in working capital in the first half of 2022 and 2021 reflect higher working capital levels at the end of June than at year-end as a result of seasonality.

•

Our cash outflow from investing activities was 1 917 million USD in HY22 compared to a cash outflow of 2 209 million USD in HY21. The decrease in the cash flow from investing activities was mainly due to lower net capital expenditures and lower outflows from acquisition of subsidiaries in HY22 compared to HY21. Out of the total HY22 capital expenditures, approximately 32% was used to improve the company’s production facilities while 49% was used for logistics and commercial investments and 19% was used for improving administrative capabilities and for the purchase of hardware and software.

•

Our cash outflow from financing activities amounted to 5 392 million USD in HY22, as compared to a cash outflow of 10 107 million USD in HY21. The decrease is primarily driven by lower debt redemption in HY22 compared to HY21.

ab-inbev.com	Press release – 28 July 2022 – 14

Our net debt decreased to 75.9 billion USD as of 30 June 2022 from 76.2 billion USD as of 31 December 2021.

Our net debt to normalized EBITDA ratio was 3.86x as of 30 June 2022. Our optimal capital structure is a net debt to normalized EBITDA ratio of around 2x.

We continue to proactively manage our debt portfolio. After redemptions in January 2022, 94% of our bond portfolio holds a fixed-interest rate, 44% is denominated in currencies other than USD and maturities are well-distributed across the next several years.

In addition to a very comfortable debt maturity profile and strong cash flow generation, as of 30 June 2022, we had total liquidity of 17.0 billion USD, which consisted of 10.1 billion USD available under committed long-term credit facilities and 6.9 billion USD of cash, cash equivalents and short-term investments in debt securities less bank overdrafts.

Figure 15. Terms and debt repayment schedule as of 30 June 2022 (billion USD)

ab-inbev.com	Press release – 28 July 2022 – 15

Notes

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. All references per hectoliter (per hl) exclude US non-beer activities. References to the High End Company refer to a business unit made up of a portfolio of global, specialty and craft brands across more than 30 countries. Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-underlying items. Non-underlying items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. We are reporting the results from Argentina applying hyperinflation accounting, starting from the 3Q18 results release in which we accounted for the hyperinflation impact for the first nine months of 2018. The IFRS rules (IAS 29) require us to restate the year-to-date results for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period. These impacts are excluded from organic calculations and are identified separately in the annexes within the column labeled “Hyperinflation restatement”. In HY22, we reported a negative impact on the profit attributable to equity holders of AB InBev of 26 million USD. The impact in HY22 normalized EPS was -0.01 USD. Values in the figures and annexes may not add up, due to rounding. 2Q22 and HY22 EPS is based upon a weighted average of 2 012 million shares compared to a weighted average of 2 004 million shares for 2Q21 and HY21.

Legal disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to, the effects of the COVID-19 pandemic and uncertainties about its impact and duration and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 18 March 2022. Many of these risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and the ongoing conflict in Russia and Ukraine and any worsening of the global business and economic environment as a result. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The second quarter 2022 (2Q22) and half year 2022 (HY22) financial data set out in Figure 1 (except for the volume information), Figures 3 to 5, 7, 9, 10 and 13 and 14 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the six months ended 30 June 2022, which have been reviewed by our statutory auditors PwC Réviseurs d’Entreprises SRL / PwC Bedrijfsrevisoren BV in accordance with the standards of the Public Company Accounting Oversight Board (United States). Financial data included in Figures 6, 8 11, 12 and 15 have been extracted from the underlying accounting records as of and for the six months ended 30 June 2022 (except for the volume information). References in this document to materials on our websites, such as www.bees.com, are included as an aid to their location and are not incorporated by reference into this document.

ab-inbev.com	Press release – 28 July 2022 – 16

Conference call and webcast

Investor Conference call and webcast on Thursday, 28 July 2022:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details:

Webcast (listen-only mode):

AB InBev 2Q & HY22 Results Webcast

To join by phone, please use one of the following two phone numbers:

Toll-Free: 877-407-8029

Toll: 201-689-8029

Investors

Shaun Fullalove

Tel: +1 212 573 9287

E-mail: shaun.fullalove@ab-inbev.com

Maria Glukhova

Tel: +32 16 276 888

E-mail: maria.glukhova@ab-inbev.com

Cyrus Nentin

Tel: +1 646 746 9673

E-mail: cyrus.nentin@ab-inbev.com

Media

Kate Laverge

Tel: +1 917 940 7421

E-mail: kate.laverge@ab-inbev.com

Ana Zenatti

Tel: +1 646 249 5440

E-mail: ana.zenatti@ab-inbev.com

Fallon Buckelew

Tel: +1 310 592 6319

E-mail: fallon.buckelew@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob ULTRA®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 169,000 colleagues based in nearly 50 countries worldwide. For 2021, AB InBev’s reported revenue was 54.3 billion USD (excluding JVs and associates).

ab-inbev.com	Press release – 28 July 2022 – 17

Annex 1

AB InBev Worldwide	2Q21	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	2Q22	Organic Growth
Total volumes (thousand hls)	144 845	-	-	-	4 885	149 729	3.4%
of which AB InBev own beer	128 625	-914	-	-	3 395	131 107	2.7%
Revenue	13 539	-126	-210	72	1 517	14 793	11.3%
Cost of sales	-5 720	1	91	-31	-1 138	-6 796	-19.9%
Gross profit	7 819	-124	-118	41	380	7 997	4.9%
SG&A	-4 511	117	89	-17	-179	-4 500	-4.1%
Other operating income/(expenses)	347	-38	6	-5	4	314	3.4%
Normalized EBIT	3 655	-46	-23	20	204	3 811	6.0%
Normalized EBITDA	4 846	-52	-52	21	333	5 096	7.2%
Normalized EBITDA margin	35.8%					34.5%	-127 bps

North America	2Q21	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	2Q22	Organic Growth
Total volumes (thousand hls)	28 115	-	-	-	-754	27 361	-2.7%
Revenue	4 289	-	-17	-	118	4 390	2.7%
Cost of sales	-1 628	-3	6	-	-161	-1 785	-9.9%
Gross profit	2 661	-3	-11	-	-43	2 604	-1.6%
SG&A	-1 257	-1	7	-	42	-1 209	3.4%
Other operating income/(expenses)	9	3	-	-	-4	7	-38.0%
Normalized EBIT	1 413	-1	-4	-	-5	1 402	-0.4%
Normalized EBITDA	1 611	-	-6	-	-9	1 597	-0.6%
Normalized EBITDA margin	37.6%					36.4%	-121 bps

Middle Americas	2Q21	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	2Q22	Organic Growth
Total volumes (thousand hls)	34 916	13	-	-	2 847	37 775	8.2%
Revenue	3 053	-13	-4	-	558	3 594	18.4%
Cost of sales	-1 074	4	2	-	-368	-1 435	-34.4%
Gross profit	1 979	-8	-1	-	190	2 159	9.6%
SG&A	-809	6	2	-	-74	-874	-9.2%
Other operating income/(expenses)	1	-	2	-	-17	-14	-
Normalized EBIT	1 171	-3	3	-	100	1 271	8.5%
Normalized EBITDA	1 454	-2	3	-	155	1 610	10.7%
Normalized EBITDA margin	47.6%					44.8%	-311 bps

South America	2Q21	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	2Q22	Organic Growth
Total volumes (thousand hls)	33 465	80	-	-	2 876	36 421	8.6%
Revenue	1 898	26	59	72	570	2 626	30.2%
Cost of sales	-1 013	-6	-43	-31	-326	-1 419	-32.4%
Gross profit	885	20	16	41	245	1 207	27.7%
SG&A	-638	-33	-22	-17	-145	-855	-21.8%
Other operating income/(expenses)	254	-42	6	-5	30	243	91.9%
Normalized EBIT	501	-54	-	20	129	595	51.0%
Normalized EBITDA	684	-54	5	21	165	820	37.9%
Normalized EBITDA margin	36.0%					31.2%	132 bps

ab-inbev.com	Press release – 28 July 2022 – 18

EMEA	2Q21	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	2Q22	Organic Growth
Total volumes (thousand hls)	22 875	22	-	-	-59	22 838	-0.3%
Revenue	2 196	-71	-168	-	184	2 140	8.7%
Cost of sales	-1 007	-3	85	-	-162	-1 087	-16.0%
Gross profit	1 188	-74	-83	-	22	1 054	2.0%
SG&A	-838	74	62	-	21	-680	2.8%
Other operating income/(expenses)	44	1	-4	-	8	49	18.7%
Normalized EBIT	395	1	-24	-	52	423	13.1%
Normalized EBITDA	658	-7	-45	-	87	692	13.3%
Normalized EBITDA margin	29.9%					32.3%	132 bps

Asia Pacific	2Q21	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	2Q22	Organic Growth
Total volumes (thousand hls)	25 205	1	-	-	-109	25 097	-0.4%
Revenue	1 864	-29	-70	-	69	1 835	3.7%
Cost of sales	-810	-	31	-	-101	-881	-12.5%
Gross profit	1 055	-29	-39	-	-32	954	-3.2%
SG&A	-591	28	22	-	10	-531	1.8%
Other operating income/(expenses)	35	-	-	-	-8	26	-23.4%
Normalized EBIT	498	-1	-18	-	-30	449	-6.1%
Normalized EBITDA	672	-1	-23	-	-27	620	-4.0%
Normalized EBITDA margin	36.0%					33.8%	-274 bps

Global Export and Holding Companies	2Q21	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	2Q22	Organic Growth
Total volumes (thousand hls)	269	-116	-	-	85	238	55.7%
Revenue	238	-39	-10	-	19	208	9.3%
Cost of sales	-187	9	10	-	-20	-189	-11.3%
Gross profit	51	-31	-	-	-2	19	-7.8%
SG&A	-377	43	18	-	-34	-350	-10.4%
Other operating income/(expenses)	4	-	3	-	-5	2	-
Normalized EBIT	-322	12	21	-	-41	-330	-13.4%
Normalized EBITDA	-232	13	14	-	-37	-242	-17.3%

ab-inbev.com	Press release – 28 July 2022 – 19

Annex 2

AB InBev Worldwide	HY21	Scope	Currency Translation	Organic Growth	HY22	Organic Growth
Total volumes (thousand hls)	280 398	-	-	8 676	289 074	3.1%
of which AB InBev own beer	247 635	-1 892	-	5 949	251 692	2.4%
Revenue	25 832	-229	-514	2 938	28 027	11.5%
Cost of sales	-10 963	3	224	-2 049	-12 784	-18.7%
Gross profit	14 869	-225	-290	889	15 243	6.1%
SG&A	-8 571	213	188	-447	-8 616	-5.3%
Other operating income/(expenses)	470	-18	3	24	478	9.3%
Normalized EBIT	6 768	-30	-99	466	7 105	7.1%
Normalized EBITDA	9 114	-44	-156	670	9 583	7.5%
Normalized EBITDA margin	35.3%				34.2%	-122 bps

North America	HY21	Scope	Currency Translation	Organic Growth	HY22	Organic Growth
Total volumes (thousand hls)	53 252	-	-	-1 804	51 448	-3.4%
Revenue	8 040	-	-18	170	8 192	2.1%
Cost of sales	-3 080	-5	6	-270	-3 349	-8.8%
Gross profit	4 960	-5	-11	-100	4 844	-2.0%
SG&A	-2 350	-2	7	66	-2 279	2.8%
Other operating income/(expenses)	15	6	-	7	28	34.5%
Normalized EBIT	2 625	-1	-4	-27	2 592	-1.0%
Normalized EBITDA	3 014	-	-6	-33	2 975	-1.1%
Normalized EBITDA margin	37.5%				36.3%	-118 bps

Middle Americas	HY21	Scope	Currency Translation	Organic Growth	HY22	Organic Growth
Total volumes (thousand hls)	67 980	22	-	4 022	72 024	5.9%
Revenue	5 893	-27	-107	934	6 693	15.9%
Cost of sales	-2 055	9	39	-619	-2 625	-30.3%
Gross profit	3 838	-18	-68	315	4 068	8.2%
SG&A	-1 577	15	26	-95	-1 631	-6.1%
Other operating income/(expenses)	5	-	2	-18	-12	-
Normalized EBIT	2 266	-3	-40	202	2 425	8.9%
Normalized EBITDA	2 824	-3	-48	286	3 060	10.1%
Normalized EBITDA margin	47.9%				45.7%	-239 bps

South America	HY21	Scope	Currency Translation	Organic Growth	HY22	Organic Growth
Total volumes (thousand hls)	71 929	151	-	4 735	76 815	6.6%
Revenue	4 146	52	-65	1 200	5 333	28.6%
Cost of sales	-2 091	-12	17	-706	-2 792	-33.6%
Gross profit	2 055	40	-49	494	2 541	23.6%
SG&A	-1 254	-60	7	-302	-1 609	-22.9%
Other operating income/(expenses)	287	-25	5	45	312	72.4%
Normalized EBIT	1 088	-45	-37	237	1 244	28.2%
Normalized EBITDA	1 447	-45	-39	302	1 666	25.1%
Normalized EBITDA margin	34.9%				31.2%	-77 bps

ab-inbev.com	Press release – 28 July 2022 – 20

EMEA	HY21	Scope	Currency Translation	Organic Growth	HY22	Organic Growth
Total volumes (thousand hls)	40 540	29	—	2 392	42 962	5.9%
Revenue	3 763	-125	-246	549	3 940	15.1%
Cost of sales	-1 796	-5	124	-323	-2 000	-17.9%
Gross profit	1 966	-130	-123	226	1 939	12.3%
SG&A	-1 496	128	97	-70	-1 341	-5.1%
Other operating income/(expenses)	92	1	-6	-	88	0.4%
Normalized EBIT	563	-1	-32	156	685	27.8%
Normalized EBITDA	1 060	-17	-65	214	1 192	20.5%
Normalized EBITDA margin	28.2%				30.3%	134 bps

Asia Pacific	HY21	Scope	Currency Translation	Organic Growth	HY22	Organic Growth
Total volumes (thousand hls)	46 081	1	-	-698	45 385	-1.5%
Revenue	3 500	-54	-63	88	3 471	2.6%
Cost of sales	-1 555	-	27	-126	-1 655	-8.1%
Gross profit	1 944	-55	-36	-38	1 816	-2.0%
SG&A	-1 126	53	22	52	-999	4.8%
Other operating income/(expenses)	64	-	-	3	67	5.1%
Normalized EBIT	882	-2	-14	17	884	1.9%
Normalized EBITDA	1 242	-2	-17	9	1 232	0.7%
Normalized EBITDA margin	35.5%				35.5%	-64 bps

Global Export and Holding Companies	HY21	Scope	Currency Translation	Organic Growth	HY22	Organic Growth
Total volumes (thousand hls)	615	-204	-	29	440	6.9%
Revenue	491	-74	-15	-3	399	-0.8%
Cost of sales	-385	17	11	-4	-362	-1.2%
Gross profit	106	-58	-4	-8	36	-15.7%
SG&A	-769	80	31	-98	-756	-14.3%
Other operating income/(expenses)	7	-	2	-14	-5	-
Normalized EBIT	-656	22	29	-120	-725	-19.1%
Normalized EBITDA	-473	23	18	-108	-541	-24.3%

ab-inbev.com	Press release – 28 July 2022 – 21